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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940**

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

Schulze John B.
(Last) (First) (Middle)

The Lamson & Sessions Co.
25701 Science Park Drive
(Street)

Cleveland, Ohio 44122
(City)   (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

The Lamson & Sessions Co.

4. Statement for Month/Year

December 2002

6. Relationship of Reporting Person(s) to Issuer _(Check All Applicable)_

☒ Director   ☐ 10% Owner

☒ Officer _(give title below)_

☐ Other _(specify below)_

Chairman of the Board, President and Chief Executive Officer

3. I.R.S. Identification Number of Reporting Person, if an entity _(Voluntary)_

5. If Amendment, Date of Original
(Month/Year)

7. Individual or Joint/Group Reporting _(Check Applicable Line)_

☒ Form filed by One Reporting Person

☐ Form filed by More than One Reporting Person

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*   If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D) Price			
COMMON STOCK						18,725	I	(1)
COMMON STOCK						30,000	I	(2)
COMMON STOCK						1,100	I	(3)
COMMON STOCK						700	I	(4)
COMMON STOCK						237,835	D	

(1) Held under The Lamson & Sessions Co. Deferred Savings Plan (i.e., 401-K Plan) as of December 31, 2002, exempt under Rule 16b-3 (c). Adjusted to reflect acquisitions since reporting person's last report.

(2) Owned by Wife.

(3) IRA account for benefit of reporting person.

(4) IRA account for benefit of wife.

Page 2

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
						(A)	(D)
STOCK OPTION (Right to Buy Common Stock)	$4.100	02/20/02		A***	V	100,000	

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(e.g., puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned at End of Year *(Instr. 4)*	10. Ownership of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
***	2/20/12	Common Stock	100,000		100,000	D	

Explanation of Responses:

***Grant to reporting person of option to buy 100,000 shares of the Company's Common Stock, exercisable over three years as follows: one-third on February 20, 2003; one-third on February 20, 2004; and one-third on February 20, 2005, with number of shares vested in each year rounded to the nearest whole share.

/s/ John B. Schulze	1/23/2003
**Signature of Reporting Person	Date

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**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.